Exhibit 99.1

GFL Environmental Announces Acquisition of WCA Waste Corporation and Further Expansion of U.S. Footprint

VAUGHAN, CANADA, August 12, 2020 – GFL Environmental Inc. (NYSE and TSX: GFL) ("GFL" or the "Company"), a leading North American diversified environmental services company, today announced that it has entered into a definitive agreement with an affiliate of Macquarie Infrastructure Partners II (the "Seller") to purchase WCA Waste Corporation and its subsidiaries ("WCA") for an aggregate purchase price of US$1.212 billion (the "Acquisition"). The purchase price for the Acquisition will be financed in part with the net proceeds of a private placement of US$600 million of equity and the balance through a combination of cash on hand and capacity under the Company's revolving credit facility.

WCA operates a vertically-integrated network of solid waste assets, including 37 collection and hauling operations, 27 transfer stations, 3 material recovery facilities and 22 landfills supported by over 1,000 collection vehicles, across 11 U.S. states.

WCA has an established regional platform with a growing footprint across the Midwest and Southeast U.S., including three key markets in Texas, Missouri and Florida and generates annualized revenue of approximately US$400 million.

Strategic Benefits of the Acquisition

The Acquisition is expected to support GFL's continued organic growth by further extending its reach into new and adjacent markets and forming a base to pursue synergistic tuck-in acquisitions. GFL expects that the Acquisition will expand its U.S. footprint while creating an opportunity to realize meaningful synergies and free cash flow accretion. The Acquisition is expected to:

•	Further Expand GFL's Geographical Reach. The Acquisition provides GFL with an attractive opportunity to extend its geographical reach into the U.S. Midwest and Southeast, through a network of vertically integrated assets with a strong regional market presence in the States of Texas, Florida and Missouri.
•	Provide a Complementary Asset Network. The Acquisition brings a high-quality, complementary asset network and customer base to GFL’s existing operations and the divestiture operations to be acquired by GFL from Waste Management, Inc. and Advanced Disposal Services, Inc. ("ADS") in the Southeastern U.S.
•	Create Long Term Shareholder Value. The Acquisition reinforces the Company's goal of creating long term equity value for shareholders. The high-quality portfolio of acquired assets coupled with WCA's strong operating margins are expected to be accretive to free cash flow and provide opportunities for the Company to continue to pursue its growth strategy.

Following completion of the acquisition of WCA and the divestiture assets from Waste Management and ADS, GFL will operate in nine provinces in Canada and in 27 states in the United States.

"We continue to deliver on our goal of pursuing strategic and accretive acquisitions to grow our business. The WCA transaction, which we have been working on for over a year, is another example of this commitment. The high quality, vertically integrated network of assets, together with our recently announced acquisition of certain divestiture assets resulting from the Waste Management and ADS transaction, will complement our existing footprint and provide us with the runway to further expand in the U.S. through tuck-in acquisitions and providing our suite of environmental services solutions to new customers. We are excited to welcome almost 1,600 employees of WCA to the GFL family,” said Patrick Dovigi, the Founder and Chief Executive Officer of GFL. “To fund part of the transaction, we will be issuing new equity to HPS Investment Partners, LLC, a long standing partner of GFL, at a premium to market. Their continued support is a testament to their belief in the value proposition of GFL. The new equity will help us maintain our leverage within expected levels."

Mr. Dovigi added, "Our multi-disciplinary integration team has a successful track record of integrating acquisitions like WCA and the Waste Management/ADS divestiture assets. We have been working on integration preparation of the divestiture assets since earlier this year which has allowed us to significantly advance our integration plans. We are well-positioned to bring these operations and WCA on board."

Scot French, Co-Governing Partner of HPS, said, "Today's announcement represents a key component of GFL’s acquisition plan which will help further position the Company for continued long-term success. We look forward to building on our now seven-year partnership with Patrick and his entire team as they continue to execute their growth strategy."

Financing of the Acquisition

GFL is well positioned to fund the Acquisition with its strong balance sheet and proven access to the capital markets. The Company expects to finance the Acquisition through a combination of cash on hand, capacity under the Company's revolving credit facility and the net proceeds from the issuance of US$600 million of Series A convertible preferred shares (the "Preferred Shares") to affiliates of HPS Investment Partners, LLC (the "Investors"). We will also explore a longer-term strategic and opportunistic debt financing of US$500 million to US$750 million, as such opportunities present themselves.

The Company and the Investors have entered into a subscription agreement pursuant to which the Investors have agreed to subscribe for an aggregate of 28,571,429 Preferred Shares at US$21.00 per share, for aggregate gross proceeds of US$600 million (the "Private Placement").

The Preferred Shares are initially convertible into 23,809,524 Subordinate Voting Shares, representing approximately 6.8% of the issued and outstanding Subordinate Voting Shares and 5.2% of the outstanding voting rights attached to the Company's shares, assuming the closing of the Acquisition and based on the initial liquidation preference and a conversion price of US$25.20 per share, representing more than a 20% premium to the current market price.

The liquidation preference of the Preferred Shares will accrete at a rate of 7% per annum, compounded quarterly, provided that, after year four, if GFL elects to pay the optional redemption amount (as described below) for a particular quarter in cash, the accretion rate for that quarter will be 6% per annum.

The Preferred Shares are subject to transfer restrictions, but can be converted into Subordinate Voting Shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances. From and after the fourth anniversary of the closing of the Private Placement, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. The optional redemption will be satisfied in either cash or Subordinate Voting Shares at the election of GFL.

The holders of the Preferred Shares will be entitled to vote on an as-converted basis for all matters on which holders of Subordinate Voting Shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of Subordinate Voting Shares and multiple voting shares as a single class.

While the Preferred Shares will not be listed on any stock exchange, the Toronto Stock Exchange has conditionally approved the listing of the Subordinate Voting Shares underlying the Preferred Shares and we intend to list the Subordinate Voting Shares underlying the Preferred Shares on the New York Stock Exchange.

Following completion of the Acquisition and the issuance of the Preferred Shares, GFL expects to maintain its current credit rating profile and leverage within previously stated ranges.

Timing and Approvals

The Acquisition is subject to certain customary closing conditions, including approval by the U.S. Department of Justice. The Acquisition is not subject to any financing conditions. Closing is expected to occur in the fourth quarter of 2020.

The closing of the Private Placement is subject to certain customary closing conditions, including the closing of the Acquisition. The Private Placement and the Acquisition will close concurrently.

2020 Outlook

GFL also provided its outlook for 2020. The Company's outlook excludes additional acquisitions that may close during the year, including the WCA transaction and the acquisition of divestiture assets from Waste Management and ADS. The outlook provided below is forward looking and actual results may differ materially depending on risks and uncertainties detailed in this press release and in the Company's periodic filings with the U.S. and Canadian securities regulators. See "Forward Looking Statements" and "Non-IFRS Measures" below.

•	Revenue is estimated to be between $4,040 million to $4,080 million
•	Adjusted EBITDA is estimated to be between $1,040 million to $1,060 million and Net loss is estimated to be between $459 million and $444 million
•	Cash flow from operating activities (before certain costs associated with our initial public offering and transaction costs) is estimated to be between $730 million and $750 million.

Implicit in forward-looking statements in respect of the Company's expectations for 2020 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which the Company operates institute additional COVID-19 emergency measures including shelter-in-place or similar orders.

The Company’s 2020 outlook is based on management's current views and strategies, our assumptions and expectations concerning our growth opportunities, and our assessment of the opportunities for our business, and has been calculated using accounting policies that are generally consistent with our current accounting policies. The purpose of disclosing our 2020 outlook is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies described in the Company's final prospectus relating to its initial public offering dated March 2, 2020.

Conference Call

The Company will hold an investor call on Thursday, August 13, 2020 at 8:30 am to discuss the Acquisition and related financing. Participants can access the call by dialing (647) 490 5367or 1 (800) 367-2403 (confirmation code 1093500) approximately 15 minutes prior to the scheduled start time. A copy of the presentation for the call will be available at https://investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households. For more information, visit www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

About HPS Investment Partners

HPS Investment Partners is a leading global investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for our clients. We manage various strategies across the capital structure that include syndicated leveraged loans and high yield bonds to privately negotiated senior secured debt and mezzanine investments, asset-based leasing and private equity. The scale and breadth of our platform offers the flexibility to invest in companies large and small, through standard or customized solutions. At our core, we share a common thread of intellectual rigor and discipline that enables us to create value for our clients, who have entrusted us with approximately $62 billion of assets under management as of July 2020. For more information, please visit www.hpspartners.com.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the expected financial and other benefits of the Acquisition to GFL and its shareholders, the financing of the Acquisition and the closing of the Acquisition and the Private Placement (including the expected timing of closing), as well as GFL’s expected credit rating profile, growth plans, and leverage and outlook for 2020, including any changes to the current economic environment or the further impact of COVID-19. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risks and uncertainties inherent in the Acquisition and in our business, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement; the failure to satisfy any of the conditions to the consummation of the Acquisition, including but not limited to, the risk the U.S. Department of Justice may prohibit, delay or refuse to grant approval for the consummation of the Acquisition on acceptable terms, or at all; the risk that the contemplated financing for the Acquisition described in this press release is not obtained; risks related to disruption of the Company’s management’s attention from the Company’s ongoing business operations due to the Acquisition; the effect of the announcement of the Acquisition on the Company’s business relationships, operating results and business generally; the risk that any announcements relating to the Acquisition could have adverse effects on the market price of the Company’s shares; the risk that the Acquisition will not be consummated within the expected time period or at all; and the risk that the expected strategic benefits described in this press release may not be achieved if the Acquisition is consummated. Other important factors that could cause actual results to differ materially from the Company’s expectations are set forth in the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non- IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. See attached Non-IFRS Reconciliation Schedule.

For more information, contact:

Patrick Dovigi

Founder and CEO

905-326-0101

pdovigi@gflenv.com

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the 2020 Outlook:

($ millions)	Estimated Range
	Low	High
Net loss	$(459)	$(444)
Add:
Interest and other finance costs	528	528
Depreciation and amortization	507	507
Amortization of intangible assets	420	420
Income tax recovery	(151)	(146)
EBITDA	846	866
Add:
Loss on foreign exchange and derivatives(1)	85	85
IPO transaction costs(2)	46	46
Transaction & acquisition integration costs(3)	28	28
Other(4)	35	35
Adjusted EBITDA	$1,040	$1,060

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) gains and losses attributable to foreign exchange rate fluctuations, (iii) mark to market loss on fuel hedge, and (iv) the fair value mark to market adjustment on the tangible equity unit ("TEU") purchase contracts.
(2)	Consists of costs associated with our initial public offering ("IPO"), such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(3)	Transaction costs consist of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A. Acquisition integration costs relate to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.
(4)	Consists of (i) loss on sale of property, plant and equipment, (ii) share-based payments, and (iii) deferred purchase consideration.

Free Cash Flow Reconciliation

The following tables provide a reconciliation of free cash flow to cash flows from operating activities for the 2020 Outlook:

($ millions)	Estimated Range
	Low	High
Cash flows from operating activities before the items below	$730	$750
Add:
Costs associated with IPO related debt repayment(1)	(153)	(153)
Transaction and acquisition integration costs(2)	(28)	(28)
Acquisition related working capital	1	1
Deferred purchase consideration	(1)	(1)
Cash flows from operating activities	549	569
Net capital expenditures	(365)	(375)
Free Cash Flow	184	194
Free cash flow-first half of year (reported)	(134)	(134)
Free Cash Flow- second half of year (outlook)	$318	$328

(1)	Consists of costs associated with the IPO such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred. Also includes costs associated with the extinguishment of the 11% paid-in-kind notes ("PIK Notes"), the 2022 Notes and the 2023 Notes, the termination of the swap arrangements associated with the 2022 Notes and the 2023 Notes, and accelerated interest payments of the PIK Notes, the 2022 Notes and the 2023 Notes.
(2)	Transaction costs consist of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A. Acquisition integration costs relate to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.